Exhibit 4.10

December 04, 2006

STOCK AND LOAN PURCHASE AGREEMENT

This Stock and Loan Purchase Agreement (“Agreement”) is made and entered into on this 1st day of December, 2006 by and between UB Precision Co., Ltd., a Korean corporation (“Purchaser”), at 425 Jung-dong, Giheung-gu, Yongin-si, Gyeongggi-do, Korea and Elbit Vision Systems Ltd., an Israeli corporation (“Seller”), at New Industrial Park Bldg 7, P.O. Box 140, Yokneam, Israel.

WITNESSETH:

WHEREAS, Yuravision Co. Ltd. is a non-listed company duly organized and existing under the laws of Korea and primarily engaged in the field of the development of machine vision inspection devices, having its principal office at Century Park Building 3rd Floor, Youngtong-dong 1029-8, Youngtong-gu, Suwon-si, Korea (“the Company”);

WHEREAS, the number of authorized shares of the Company is two million (2,000,000) shares of common stock with par value of Five Thousand Korean Won (KRW 5,000), and the total issued and outstanding shares of the Company is two hundred thirty three thousand and five hundred fifty (233,550) shares;

WHEREAS, Seller immediately prior to Closing (as defined below), shall own one hundred sixty three thousand seven hundred and eighty two (163,782) shares of the Company and a loan to be paid by the Company in the aggregate amount, including all interest accrued thereon, of Eight Hundred Thousand U.S. Dollars (USD 800,000) as of the Effective Date (as defined below); and

WHEREAS, Seller desires to sell all shares of the Company held by Seller and sell and assign its loan receivable from the Company to Purchaser pursuant to this Agreement and Purchaser desires to purchase such shares and Loan on the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, Seller and Purchaser agree as follows:

December 04, 2006

Article 1	Sale of Shares and Loan

Subject to the terms and conditions of this Agreement, Seller hereby agrees to sell one hundred sixty three thousand seven hundred and eighty two (163,782) shares of common stock of the Company equivalent to seventy and one tenth percent (70.1%) of the total issued and outstanding shares of the Company (“Shares”) and a loan receivable from the Company in the aggregate amount, including all interest accrued thereon, of Eight Hundred Thousand U.S. Dollars (USD 800,000) (“Loan”) to Purchaser, and Purchaser agrees to purchase Shares and Loan from Seller.

Article 2	Purchase Price

In consideration of the sale and purchase of Shares and Loan, Purchaser agrees to pay to Seller, and Seller agrees to receive from Purchaser, nine hundred and fifty thousand U.S. Dollars (USD 950,000) (“Purchase Price of Shares”) for Shares and eight hundred thousand U.S. Dollars (USD 800,000) (“Principal Amount”) for Loan.

Article 3	Conditions Precedent to Closing

3.1 Seller and Purchaser shall cooperate in filing all necessary reports with and obtaining approvals from any of the governmental agencies or public authorities required for execution of this Agreement and consummation of any transaction contemplated hereunder (“Governmental Approvals”), including but not limited to, the report of the share transfer with a foreign exchange bank and the report of the loan assignment with the Bank of Korea under the Foreign Investment Promotion Act, Foreign Exchange Transaction Act and other applicable laws and regulations.

3.2 Consummation of the transactions contemplated by this Agreement (“Closing”) shall occur together with the following transactions, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed: (i) fulfillment of the Government Approvals; and (ii) consummation of the purchase by Seller of forty four thousand two hundred thirteen (44,213) ordinary shares of the Company, from certain existing shareholders of the Company.

December 04, 2006

Article 4	Closing

4.1 The transaction contemplated by this Agreement shall be consummated on December 15, 2006 at ____________ or such other time and place as the parties may mutually agree in writing (“Closing Date”).

4.2 On Closing Date, Seller shall transfer and deliver the share certificates representing fifty percent (50%) of Shares to Purchaser and Purchaser shall pay to Seller fifty percent (50%) of Purchase Price of Shares, namely USD 475,000. The remaining fifty percent (50%) of Purchase Price of Shares, namely USD 475,000, shall be paid to Seller by Purchaser within a period not to exceed two (2) years from Effective Date. In order to facilitate compliance with the obligations of Purchaser to pay the remaining fifty percent (50%) of Purchase Price of Shares, Purchaser shall deliver to Seller an irrevocable bank guarantee in the form of Schedule A, issued by a bank previously approved by Seller, securing payment of the remaining fifty percent (50%) of Purchase Price of Shares, namely USD 475,000, no later than December 31, 2006. Upon receipt of the irrevocable bank guarantee, Seller shall transfer and deliver the share certificates representing fifty percent (50%) of Shares to Purchaser. In the event Seller does not receive the remaining fifty percent (50%) of Purchase Price of Shares, namely USD 475,000, by two (2) years from Effective Date, or December 4, 2008, the Seller may in its sole and absolute discretion, immediately exercise the bank guarantee.

4.3 Upon receipt of the guarantee insurance referred to in the following sentence, Seller shall deliver the notice of assignment of Loan to the Company in the form consistent with the Korean law and Purchaser shall pay the fifty percent (50%) of Principal Amount, namely USD 400,000, within a period not to exceed two (2) years from Effective Date and the remaining fifty percent (50%) of Principal Amount, namely USD 400,000, within a period not to exceed two and one half (2 1/2) years from Effective Date, subject to any deductions as provided under Section 3 of the attached Employee Retention Agreement. In order to facilitate compliance with the obligations of Purchaser to pay the full Principal Amount according to the scheduled set forth in this paragraph, Purchaser shall deliver to Seller no later than December 31, 2006 a guarantee insurance in the form of Schedule B from a company previously approved by Seller covering the full Principal Amount for two and one half (2 1/2) years from Effective Date. In the event Seller does not receive fifty percent (50%) of Principal Amount, by two (2) years from Effective Date and/or fifty percent (50%) of Principal Amount, by two and one half (2 1/2) years from Effective Date, the Seller may, in its sole and absolute discretion, immediately take all necessary action to receive the portion of the Principal Amount the Purchaser was to have paid at such time from the guarantee insurance.

December 04, 2006

Article 5	Taxes

Purchaser shall pay the securities transaction tax in connection with the sale and purchase of Shares contemplated hereby with the amount withheld from the payment of Purchase Price of Shares under Article 4.2 above, and each of the parties shall pay on its own for all other taxes, duties and charges as levied against such party under the Korean law.

Article 6	Effective Date

This Agreement shall come into force and effect on the date first written above (“Effective Date”).

Article 7	Entire Agreement

Together with Employee Retention Agreement attached this Agreement contains the entire understanding and agreement of the parties with respect to the subject matter hereof and supersedes any and all prior and contemporaneous negotiations, oral and written agreements and/or drafts thereof.

Article 8	Assignment

This Agreement and each and every covenant, term and condition herein is binding upon and inures to the benefit of the parties hereto and their respective successors and assigns, but neither party shall assign this Agreement or any rights hereunder directly or indirectly without receiving the prior written consent of the other parties.

December 04, 2006

Article 9	Language

This Agreement is written in the English language, and the English language text of this Agreement shall prevail over any translation thereof.

Article 10	Interpretation

This Agreement shall be governed by and construed in accordance with the laws of Korea, without regard to the conflict of laws principles thereof. Any dispute arising under or in relation to this Agreement shall be exclusively resolved in the competent Korean court where Purchaser is located, and each of the parties hereby submits irrevocably to the jurisdiction of such court. The losing party in any dispute shall compensate all and every reasonable costs and expenses of a prevailing party including attorney’s fees.

Article 11	Counterparts

This Agreement may be executed in one or more counterparts and each counterpart shall be deemed an original hereof.

December 04, 2006

IN WITNESS WHEREOF, Seller and Purchaser have caused this Agreement to be executed by their duly authorized representatives in original copies as of the date first above written.

SELLER
Elbit Vision Systems Ltd.

By: /s/ Nir Alon —————————————— Name: Nir Alon Title: Director

PURCHASER
UB Precision Co., Ltd...

By: /s/ An Yun Tae —————————————— Name: An Yun Tae Title:

Attachment:	Employee Retention Agreement
Schedule A:	Bank Guarantee
Schedule B:	Guarantee Insurance
Schedule C:	General Employment Terms of UB Precision Co., Ltd.

December 04, 2006

Attachment: Employee Retention Agreement

December 04, 2006

Schedule A: Bank Guarantee

December 04, 2006

Schedule B: Guarantee Insurance

December 04, 2006

Schedule C: General Employment Terms of UB Precision Co., Ltd.